Exhibit 99.1

BEST Inc. Announces Plan to Implement ADS Ratio Change

HANGZHOU, China, May 10, 2022 - BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.01 per share, from the current ADS Ratio of one (1) ADS to one (1) Class A ordinary share, to a new ADS Ratio of one (1) ADS to five (5) Class A ordinary shares (the “ADS Ratio Change”). The Company anticipates that the ADS Ratio Change will be effective on or about May 20, 2022.

For BEST’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-five reverse share split. Each ADS holder of record at the close of business on the date when the ADS Ratio Change is effective will be required to surrender and exchange every five (5) existing ADSs then held for one (1) new ADS. Citibank, N.A., as the depositary bank for BEST’s ADS program, will arrange for the exchange of current ADSs for new ADSs (subject to receipt of applicable ADS fees from the exchanging ADS holders). BEST’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “BEST”.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on BEST’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, BEST’s ADS trading price is expected to increase proportionally; however, there can be no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than five (5) times the ADS trading price before the change.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, BEST's strategic and operational plans contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST 's ability to maintain and enhance its ecosystem; BEST 's ability to compete effectively; BEST 's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates; BEST’s ADS trading price, and whether it will increase after the ADS Ratio Change; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management, and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.
Investor relations team
ir@best-inc.com

The Piacente Group, Inc.
Yang Song
Tel: +86-10-6508-0677
E-mail: best@tpg-ir.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: best@tpg-ir.com